UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  June 30, 2009

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates:  _________________________

PART I
REGISTRANT INFORMATION

THE CENTER FOR WOUND HEALING, INC.

Full Name of Registrant

155 WHITE PLAINS ROAD, SUITE 200
TARRYTOWN, NEW YORK 10591

Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (“2009 Form 10-K”), required to be filed by The Center for Wound Healing, Inc. (the “Company”), will be delayed due to the Company’s need to restate the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2008 (“2008 Form 10-KSB”).  In its Current Report on Form 8-K dated September 9, 2009, the Company stated that it had incorrectly accounted for certain elements of the transaction related to the pricing of warrants to purchase shares of the Company’s common stock, the amortization of costs associated with such financing, and the issuance of appropriate number of warrants to a former debt holder and to Bison Capital Equity Partners II-A, L.P. and Bison Capital Equity Partners II-B, L.P., with which the Company consummated a financing transaction on March 31, 2008.

Such Current Report on Form 8-K, which is incorporated herein by reference, also states the anticipated effects of such inaccuracy in the consolidated financial statements included in the 2008 Form 10-KSB on the Company’s consolidated financial statements for the quarterly periods ended March 31, 2008, September 30, 2008, December 31, 2008 and March 31, 2009 included in its Quarterly Reports on Form 10-QSB or 10-Q, as applicable, for quarterly and year-to-date periods.  The Company is delaying the filing of the 2009 Form 10-K to ensure that the financial information (including its audited consolidated financial statements for the fiscal year ended June 30, 2009) to be included therein, will be consistent with the information that will be contained in the reports and financial statements required to be restated.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

ANDREW G. BARNETT                                                                          (914) 372-3150

(Name)                                                                                                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is not anticipated that any significant change in results of operations from the corresponding period for the fiscal year ended June 30, 2008 will be reflected by the earnings statements to be included in the 2009 Form 10-K.  However, the Company’s consolidated financial statements for the year ended June 30, 2009 have not yet been finalized.

THE CENTER FOR WOUND HEALING, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2009	By:	/s/ Andrew G. Barnett
Andrew G. Barnett
Chief Executive Officer